PIEDMONT NATURAL GAS COMPANY
EMPLOYEE STOCK PURCHASE PLAN
Amended and Restated as of April 1, 2009

Piedmont Natural Gas Company, Inc. (“Piedmont”) and its subsidiaries (Piedmont and its subsidiaries hereinafter referred to as the “Corporations”) established the Piedmont Natural Gas Company Employee Stock Purchase Plan (the “Plan”) on July 1, 1985 for the purpose of encouraging all employees of the Corporations (the “Employees”) to acquire a proprietary interest in the success of the Corporations and to remain in the employ of the Corporations. Piedmont now desires to amend and restate the Plan, effective as of April 1, 2009, to update certain provisions.

It is the intent of the Plan to qualify as an “Employee Stock Purchase Plan” within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, (hereinafter referred to as the “Code”) and the Plan is to be administered accordingly.

ARTICLE I
STOCK

1.01 Authorized. An aggregate of 300,000 shares of Piedmont common stock (the “Stock”) have been authorized and reserved for issuance pursuant to the provisions of this Plan. The Stock shall be subject to the purchase options granted by the Plan during the term of the Plan but shall also be subject to the provisions of Article VI.

1.02 Recapitalization. The number of shares of Stock subject to this Plan shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock of Piedmont resulting from a subdivision or consolidation of shares of common stock or the payment of a stock dividend with respect to common stock (or any other increase or decrease in the number of such shares affected without receipt of consideration by Piedmont).

ARTICLE II
ELIGIBILITY AND PARTICIPATION

2.01 Eligibility. Each Employee shall be eligible to participate in the Plan on the first day of the first pay period following the date on which the Employee completes thirty (30) days of continuous employment with the Corporations. Notwithstanding the foregoing, the following Employees shall not be eligible to participate:

(1) Employees whose customary employment is less than twenty (20) hours per week or five (5) months or less in any calendar year.

(2) Employees who immediately after the grant of the option to purchase Stock pursuant to the Plan shall be considered a “Five Percent Shareholder” (as defined below) of Piedmont or of its parent or subsidiary corporation. The term “parent corporation” and “subsidiary corporation” are defined in Section 425(e) and (f) of the Code. Five Percent Shareholder means any individual who, immediately after the grant of an option, owns or would be deemed to own more than five percent of the total combined voting power or value of all classes of stock of Piedmont. For this purpose, (i) an individual shall be considered to own any stock owned (directly or indirectly) by or for his brothers, sisters, spouse, ancestors or lineal descendants and shall be considered to own proportionately any stock owned (directly or indirectly) by or for a corporation, partnership, estate or trust of which such individual is a shareholder, partner or beneficiary, and (ii) stock of Piedmont or any affiliate that an individual may purchase under outstanding options (whether or not granted under this Plan) shall be treated as stock owned by the individual.

2.02 Participation Upon Application. Employees who have completed the eligibility requirements shall become participants (“Participants”) by executing and filing with the Benefit Plan Committee (as provided in Section 9.01) a written or electronic participation application (“Participant Application”) as provided by the Benefit Plan Committee. The Participant Application shall include:

(i) designation of a regular payroll deduction of a percentage of compensation or an even dollar amount which designation shall not exceed six percent (6%) of the Participant’s compensation (excluding bonuses and overtime) or be less than $5.00 per payroll period;

(ii) authorization to purchase Stock for the Participant on the Stock Purchase Date (as provided in Section 3.01) pursuant to the terms and provisions of the Plan; and

(iii) such other information as the Benefit Plan Committee shall require and deem appropriate.

The application must be received by the Benefit Plan Committee at least eight (8) calendar days before the first paydate for which the Employee elects to begin participation, otherwise it will become effective for the next succeeding payroll period. An application filed by an Employee shall be deemed as a continuing authorization for payroll deductions and stock purchases so long as the Plan remains in effect or until the Participant otherwise elects to cease participation or withdraws from the Plan.

2.03 Amendment to Participation Application. A Participant may amend his Participation Application at any time by the execution of a new Participation Application. Increases or decreases in the payroll deduction on the Participation Application shall be effective for the first payroll period after the new Participation Application has been executed and received by the Benefit Plan Committee, provided, however, in the event the new Participation Application is received less than eight (8) calendar days before the paydate of the next payroll period, it will not be effective until the next succeeding payroll period.

2.04 Withdrawal From Participation. A Participant may withdraw from the Plan at any time by executing and filing a written or electronic withdrawal notice (“Withdrawal Notice”) with the Benefit Plan Committee which notice must be received at least two weeks prior to the next Stock Purchase Date (defined below). Employees who have not filed a timely Withdrawal Notice shall be deemed to have elected the exercise of the stock option for the purchase of Stock as provided in Section 3.02 on the next Stock Purchase Date. Termination of employment by reason of death or for any reason shall be deemed a withdrawal by the Participant effective as of the date his employment terminates. Withdrawing Participants will be refunded the entire balance of the payroll deductions not previously used to purchase Stock pursuant to the Plan.

2.05 Participation After Withdrawal. An Employee who withdraws from the Plan may re-enter the plan by executing and filing a Participation Application with the Benefit Plan Committee as provided in Section 2.02.

ARTICLE III
PURCHASE OF STOCK

3.01 Accumulation of Funds. Amounts elected by the Participant to be contributed to the Plan (in accordance with Section 2.02(a) above) shall be accumulated in a record-keeping account maintained by Piedmont. The accumulated funds will be utilized only for the purchase of Stock, except for funds refunded to withdrawing Participants. Funds will accumulate in each Participant’s account over four payroll deduction periods during the calendar year – November 1 to January 31, February 1 to April 30, May 1 to July 31 and August 1 to October 31 (“Payroll Deduction Periods”).

3.02 Purchase of Stock. The purchase of Stock shall be made on the last business day of each Payroll Deduction Period (the “Stock Purchase Date”). Each Participant shall have purchased for his account as many shares, including partial shares, of Stock as his payroll deductions have accumulated during the relevant Payroll Deduction Period.

3.03 Price. The purchase price of the Stock as of the Stock Purchase Date shall be 95% of the average of the high and low trading prices as recorded on the Composite Tape of the New York Stock Exchange for the Stock Purchase Date; provided, however, the purchase price shall not be less than 85% of the fair market value of such Stock as of the Stock Purchase Date.

3.04 Limitation. In no event shall a Participant be permitted to purchase stock under this Plan and in all other Employee Stock Purchase Plans (as defined in Section 423 of the Code) of his employer corporation or any parent corporation or subsidiary corporation of his employer corporation (as the terms “parent corporation” and “subsidiary corporation” are defined in Section 425(e) and (f) of the Code) to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined as of the time the option is granted) for each calendar year which the option is outstanding at such time. For purposes of this Section 3.04:

(i) the right to purchase Stock under an option accrues when the option (or any portion thereof) first becomes exercisable during the calendar year,

(ii) the right to purchase Stock under an option accrues at a rate provided in the option but in no case may such rate exceed $25,000 of fair market value of such Stock (as determined at the time such option is granted) for any one calendar year, and

(iii) a right to purchase Stock which has accrued under one option pursuant to the Plan may not be carried over to any other option.

ARTICLE VI
ISSUANCE OF STOCK

Stock purchased pursuant to this Plan shall be deposited into the Participant’s account under the Piedmont Natural Gas Company, Inc. Dividend Reinvestment and Stock Purchase Plan (the “DRIP”). The Stock purchased shall be deposited only in the DRIP account in the name of the Participant, or if the Participant authorizes in writing, the account of the Participant and spouse as joint tenants with or without the right of survivorship.

ARTICLE V
TRANSFER OR ASSIGNMENT OF EMPLOYEE’S RIGHT TO PURCHASE

Rights to purchase Stock granted to the Participant pursuant to this Plan shall be non-transferable and shall be exercisable only during the lifetime of the Participant while he is employed by the Corporations. A Participant’s death terminates participation in the Plan as provided in Section 2.04 and the rights to purchase may not be exercised by the Participant’s legal representative.

ARTICLE VI
TERMINATION OR AMENDMENTS

6.01 Termination. The Plan and all options to purchase Stock as above provided may be terminated at any time by action of the Board of Directors of Piedmont. If at any time any shares of Stock authorized for issuance under the Plan shall remain available for purchase, but not in sufficient number to satisfy all of the purchase requirements, the Benefit Plan Committee shall distribute such remaining Stock on a pro rata basis among the Participants. Any excess accumulations of payroll deductions credited to the account of the Participant at the time of termination shall be refunded to the Participant.

6.02 Amendments. The Board of Directors of Piedmont, acting through the Benefit Plan Committee, may amend the Plan in any respect whatsoever except that without the approval of shareholders of Piedmont, no such revision or amendment shall change the number of shares subject to the plan or permit the granting of options under this Plan to persons other than employees of the Corporations. Furthermore, the Plan may not, without the approval of shareholders, be amended in any manner that will cause the Plan to fail to meet the requirements of the provisions on employees stock purchase plans as set forth in Section 423 of the Code.

ARTICLE VII
RESTRICTIONS ON STOCK RESALE

Each Participant agrees on entering the Plan that if he disposes of any share of Stock within two (2) years from the Stock Purchase Date, or one (1) year after the transfer of the Stock to him, that he will notify the Benefit Plan Committee of such disposition.

ARTICLE VIII
RESTRICTIONS ON INTEREST

No interest shall be paid by the Corporations for the payroll deductions which are used to purchase Stock pursuant to Section 3.01 or returned pursuant to Section 2.04.

ARTICLE IX
PLAN ADMINISTRATION

9.01 Benefit Plan Committee. The Plan shall be administered by the Piedmont Natural Gas Company, Inc. Benefit Plan Committee (the “Benefit Plan Committee”). The Benefit Plan Committee shall interpret and construe the provisions of the Plan and its decision shall be final unless otherwise determined by the Board of Directors of Piedmont. No member of the Board of Directors or the Benefit Plan Committee shall be liable for any actions or determination made in good faith with respect to the plan or any option granted thereunder.

9.02 Indemnification and Expenses. In addition to all such rights of indemnification which the Committee members have, the members of the Committee shall be indemnified by the Corporations against the reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any actions taken or failure to act under or in connection with the Plan or any option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by legal counsel selected by the Corporations or paid by them in satisfaction of a judgment in any action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that the Committee member is liable for gross negligence and misconduct in the performance of his duties.